

Mail Stop 3030

April 6, 2009

Via Facsimile and U.S. Mail

Mr. Garry McCann
Chief Executive Officer
Pulmo BioTech Inc.
1035 Park Avenue, Suite 7B
New York, New York 10028-0912

      **Re:    Pulmo BioTech Inc.**
           **Form 10-KSB for the year ended December 31, 2007**
           **Filed April 4, 2008**
           **Form 10-KT for the transition period from January 1 to March 31, 2008**
           **Filed July 15, 2008**
           **File No. 0-50678**

Dear Mr. McCann:

      We have completed our review of your Form 10-KSB, Form 10-KT and related filings and do not, at this time, have any further comments.

           Sincerely,

           Mary Beth Breslin
           Senior Attorney